Exhibit 99.1

Caledonia Mining Corporation
(TSX: CAL, OTCQX: CALVF, AIM: CMCL),

Major Shareholder Notification

Toronto, Ontario – May 6, 2014: Caledonia Mining Corporation (the “Company”) (TSX: CAL, OTCQX: CALVF, AIM: CMCL) announces that it received notification on May 5 2014, that mutual funds managed by Allan Gray, a South African investment trust/fund manager are now interested in 6,382,500 ordinary shares of the Company, representing 12.25 per cent of the current issued share capital of the Company.

Caledonia has also received notification that Pinetree Capital Ltd, which previously owned 5,026,300 ordinary shares of the Company, representing 10.04 per cent of the issued share capital of the Company, no longer has any interest in the Company’s shares.

For more information, please contact:

Caledonia Mining Corporation Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	Numis John Prior / Jamie Loughborough/ James Black Tel: +44 20 7260 1000

Blytheweigh Tim Blythe / Halimah Hussain Camilla Horsfall Tel: +44 20 7138 3204	WH Ireland Adrian Hadden / Nick Field Tel: +44 20 7220 1751